Contact

www.linkedin.com/in/scott-
maclellan-3b49a711a (LinkedIn)

Top Skills

Contract Management
Project Estimation
Subcontracting

Scott MacLellan

President at Gurnet Point, LLC
San Francisco, California, United States

Experience

Gurnet Point, LLC
Principal
April 2019 - Present (4 years 4 months)
San Francisco Bay Area

Liberty Construction Services
Regional Manager
September 2013 - February 2019 (5 years 6 months)

Gilbane Building Company
Superintendent
June 2007 - October 2013 (6 years 5 months)
Greater Boston Area

Education

University of Massachusetts Amherst
Bachelor of Science - BS, Building Construction Technology